UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

                       Yes _______ No

X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

                       Yes _______ No

X

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

   Alberta Star Development Corp.

(An Exploration Stage Company)

Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

Alberta Star Development Corp.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	31 August 2004	31 August 2003	30 November 2003
	$	$	$
Assets

Current
Cash and cash equivalents	710,284	520,378	342,817
Amounts receivable (Note )	78,871	49,974	84,431

	789,155	570,352	427,248

Property, plant and equipment (Note )	13,267	17,422	15,679

	802,422	587,774	442,927
Liabilities
Current
Accounts payable and accrued liabilities (Note )	124,289	13,196	217,036
Due to related parties (Note )	9,750	21,705	1,049

	134,039	34,901	218,085
Shareholders’ equity
Capital stock (Note )
Authorized
Unlimited number of preferred and voting common shares
Issued and outstanding
31 August 2004 – 30,146,408 common shares
31 August 2003 – 19,206,999 common shares
30 November 2003 – 20,735,499 common shares	5,585,766	3,987,513	4,026,676
Contributed surplus (Note )	221,665	-	221,665
Deficit, accumulated during the exploration stage	(5,139,048)	(3,434,640)	(4,023,499)

	668,383	552,873	224,842

	802,422	587,774	442,927

Nature and Continuance of Operations (Note )

Commitments (Note )

Contingency (Note )

Subsequent Events (Note )

Differences between Canadian and United States Generally Accepted Accounting Principles (Note )

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2004	For the three month period ended 31 August 2003	For the nine month period ended 31 August 2004	For the nine month period ended 31 August 2003
	$	$	$	$
Expenses
Mineral properties (Schedule 1)	580,952	516,076	1,155,453	872,804
General and administrative (Schedule 2)	148,515	189,723	488,368	485,400

Net loss before other item	(729,467)	(705,799)	(1,643,821)	(1,358,204)

Other item
Interest income	375	2,830	2,751	5,457

Net loss before income taxes	(729,092)	(702,969)	(1,641,070)	(1,352,747)

Future income tax recovery	278,565	-	525,521	-

Net loss for the period	(450,527)	(702,969)	(1,115,549)	(1,352,747)

Deficit, accumulated during the exploration stage, beginning of period	(4,688,521)	(2,731,671)	(4,023,499)	(2,081,893)

Deficit, accumulated during the exploration stage, end of period	(5,139,048)	(3,434,640)	(5,139,048)	(3,434,640)

Basic loss per share (Note )	(0.02)	(0.04)	(0.04)	(0.09)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2004	For the three month period ended 31 August 2003	For the nine month period ended 31 August 2004	For the nine month period ended 31 August 2003
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(450,527)	(702,969)	(1,115,549)	(1,352,747)
Adjustments to reconcile loss to net cash used by operating activities
Acquisition of mineral property interests (Note )	-	-	-	104,000
Amortization of property, plant and equipment	2,064	1,949	6,191	5,235
Capital stock issued for financing services	6,094	-	6,094	23,000
Future income tax recovery	(278,565)	-	(525,521)	-

	(720,934)	(701,020)	(1,628,785)	(1,220,512)
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(4,313)	(12,972)	5,560	(44,082)
Increase (decrease) in accounts payable and accrued liabilities	78,689	1,890	(92,747)	(26,491)
Increase (decrease) in due to related parties	8,016	(39,328)	8,701	(49,983)

	(638,542)	(751,430)	(1,707,271)	(1,341,068)
Cash flows from investing activities
Purchase of property, plant and equipment	-	(2,633)	(3,779)	(5,548)

Cash flows from financing activities
Common shares issued for cash	746,200	45,847	2,189,666	1,706,514
Share issuance costs	(92,925)	-	(111,149)	(928)
Subscriptions received in advance	(11,200)	-	-	-

	642,075	45,847	2,078,517	1,705,586

Increase (decrease) in cash and cash equivalents	3,533	(708,216)	367,467	358,970

Cash and cash equivalents, beginning of period	706,751	1,228,594	342,817	161,408

Cash and cash equivalents, end of period	710,284	520,378	710,284	520,378

Supplemental Disclosures with Respect to Cash Flows (Note )

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of shares issued	Share capital	Contributed surplus and subscription received in advanced	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$
Balance at 30 November 2002	9,826,169	2,154,927	-	(2,081,893)	73,034
Shares issued for cash	10,497,308	1,928,018	-	-	1,928,018
Shares issued for mineral property (Notes and )	450,000	112,500	-	-	112,500
Shares issued for service (Notes )	100,000	23,000	-	-	23,000
Share issuance costs	-	(89,439)	-	-	(89,439)
Stock based compensation (Note )	-	-	221,665	-	221,665
Tax benefits renounced to flow-through share subscribers	-	(102,330)	-	-	(102,330)
Escrow shares cancelled (Note )	(137,978)	-	-	-	-
Net loss for the period	-	-	-	(1,941,606)	(1,941,606)

Balance at 30 November 2003	20,735,499	4,026,676	221,665	(4,023,499)	224,842

Balance at 30 November 2002	9,826,169	2,154,927	-	(2,081,893)	73,034
Shares issued for cash	9,018,808	1,706,514	-	-	1,706,514
Shares issued for mineral property (Notes and )	400,000	104,000	-	-	104,000
Shares issued for services (Note )	100,000	23,000	-	-	23,000
Share issuance costs	-	(928)	-	-	(928)
Escrow shares cancelled (Note )	(137,978)	-	-	-	-
Net loss for the period	-	-	-	(1,352,747)	(1,352,747)

Balance at 31 August 2003	19,206,999	3,987,513	-	(3,434,640)	552,873

Balance at 30 November 2003	20,735,499	4,026,676	221,665	(4,023,499)	224,842
Shares issued for cash	9,386,533	2,189,666	-	-	2,189,666
Shares issued for services (Note )	24,376	6,094	-	-	6,094
Share issuance costs	-	(111,149)	-	-	(111,149)
Tax benefits renounced to flow-through share subscribers	-	(525,521)	-	-	(525,521)
Net loss for the period	-	-	-	(1,115,549)	(1,115,549)

Balance at 31 August 2004	30,146,408	5,585,766	221,665	(5,139,048)	668,383

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – Mineral Properties

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2004	For the three month period ended 31 August 2003	For the nine month period ended 31 August 2004	For the nine month period ended 31 August 2003
	$	$	$	$

Operating expenses
Consulting fees	60,795	139	187,682	15,458
Drilling	-	150,265	-	175,265
Field expenses	1,040	30,300	1,040	53,891
Geology and engineering (recovery)	(1,800)	160,533	(9,934)	338,757
Travel	11,364	174,839	18,088	183,558

	71,399	516,076	196,876	766,929

Acquisition of mineral property interests (Note )	514,553	-	963,577	134,000

Recovery of mineral property costs (Note )	(5,000)	-	(5,000)	(28,125)

	580,952	516,076	1,155,453	872,804

All operating expenses for the three month and nine month periods ended 31 August 2004 are related to the Longtom Property and Dixie Lake Property.

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 2 – General and Administrative Expenses

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2004	For the three month period ended 31 August 2003	For the nine month period ended 31 August 2004	For the nine month period ended 31 August 2003
	$	$	$	$

Advertising and promotion	19,762	16,870	103,358	51,342
Amortization	2,064	1,949	6,191	5,235
Automobile	735	6,007	2,820	7,909
Bank charges and interest (Note )	332	247	3,751	691
Consulting fees (Note )	2,379	47,200	57,528	64,700
Filing and financing fees	6,391	32,849	16,165	144,068
Legal and accounting (Note )	36,074	9,374	84,093	52,310
Management fees (Note )	15,000	22,500	52,500	60,950
Meals and entertainment	6,205	2,262	19,600	15,663
Office and miscellaneous	28,780	16,357	42,389	23,063
Rent and utilities	2,141	2,434	6,423	7,399
Secretarial fees (Note )	8,804	23,500	26,019	35,750
Telephone and internet	1,178	6,706	4,489	10,756
Transfer fees/shareholders’ information	18,670	1,468	63,042	5,564

	148,515	189,723	488,368	485,400

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

1.

Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s financial statements as at 31 August 2004 and for each of the three month and nine month periods then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $1,115,549 for the nine month period ended 31 August 2004 (31 August 2003 - $1,352,747) and has working capital of $655,116 at 31 August 2004 (31 August 2003 - $535,451, 30 November 2003 - $209,163).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during fiscal 2004.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Changes in Accounting Policy

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of new Section 3870 “Stock Based Compensation and Other Stock Based Payments” of the Canadian Institute of Chartered Accountants’ Handbook (“Section 3870”).  Section 3870 establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments to both employees and non-employees.  Section 3870 recommends that certain stock based transactions, such as the grant of stock options, be accounted for at fair value.  The section is only applicable to transactions that occurred on or after 1 December 2002.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

3.

Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Basis of presentation

These unaudited interim financial statements have been prepared in accordance with accounting policies as set out in the Company’s audited financial statements for the year ended 30 November 2003, except as described in this note.

These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the nine month period ended 31 August 2004 are not necessarily indicative of the results that may be expected for the year ended 30 November 2004.  For further information, refer to the audited financial statements of the Company for the year ended 30 November 2003.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates, with half the rate being applied in the year of acquisition:

Computer equipment

30%

declining balance

Equipment

20%

declining balance

Website graphics

3 years

straight line

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

Mineral properties and deferred exploration costs

Mineral exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred.

Mineral property and deferred exploration costs are currently charged to operations as incurred since the Company has not met the criteria for deferral of development costs under Canadian generally accepted accounting principles.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine.  The amount charged is based on management’s estimation of reclamation costs to be incurred.  The accrued liability is reduced as reclamation expenditures are made.  Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Stock based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of new Section 3870 “Stock Based Compensation and Other Stock Based Payments” of the Canadian Institute of Chartered Accountants’ Handbook (“Section 3870”).  Section 3870 establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments to both employees and non-employees.  Section 3870 recommends that certain stock based transactions, such as the grant of stock options, be accounted for at fair value.  The section is only applicable to transactions that occurred on or after 1 December 2002.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

Basic loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the period.  For each of the nine month periods ended 31 August 2004 and 2003, the weighted average number of common shares outstanding was 25,420,052 and 14,456,455 respectively.  For each of the three month periods ended 31 August 2004 and 2003, the weighted average number of common shares outstanding was 28,277,127 and 19,003,645 respectively.

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants (“CICA”), the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of the options, warrants, and similar instruments on diluted loss per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  The new standard has been applied on a retroactive basis and has no material impact on the amounts presented.

Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the year.  For each of the nine month periods ended 31 August 2004 and 2003, this calculation proved to be anti-dilutive.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value.  Fair value is determined using a discounted cash flow analysis.

Flow-through common shares

Resource expenditure deductions for income tax purposes, related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

Income taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of certain assets and liabilities.  The Company recognizes a future income tax asset when it appears more likely than not that some or all of the future income tax assets will be realized.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period.  Actual results could differ from these estimates.

Financial instruments

Financial instruments are initially recorded at historical costs.  If subsequent circumstances indicate that a decline in fair value of a financial instrument is other than temporary, the financial asset is written-down to its fair value.

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

4.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	31 August 2004	31 August 2003	30 November 2003
	$	$	$

Goods and Services Tax receivable	78,871	46,843	58,323
Mineral property expenditures recovery	-	-	26,108
Prepaid expenses	-	3,131	-

	78,871	49,974	84,431

5.

Property, Plant and Equipment

	Cost	Accumulated amortization	Net book value
			31 August 2004	31 August 2003	30 November 2003
	$	$	$	$	$

Computer equipment	11,080	3,569	7,511	7,383	5,363
Equipment	2,756	1,302	1,454	-	1,711
Website graphics	17,210	12,908	4,302	10,039	8,605

	31,046	17,779	13,267	17,422	15,679

During the nine month period ended 31 August 2004, total additions to property, plant and equipment were $3,779 (31 August 2003 - $5,548, 30 November 2003 - $5,792).

6.

Mineral Properties

Longtom Property, Northwest Territories

The Company holds a 50% undivided interest in the Longtom Property (the “Longtom Property”) located about 350 kilometers northwest of Yellowknife, in the Northwest Territories, Canada.  The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Property.  The Company’s 50% interest in the Longtom Property is subject to a 2% net smelter royalty.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note ).

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

During the year ended 30 November 2003, the Company entered into a non-binding letter of intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  Under the Letter of Intent, Fronteer may earn up to a 75% interest in the Longtom Property by paying the Company $15,000 cash and spending an aggregate of $500,000 on exploration expenditures over three years according to the following schedule:

•

Pay $5,000 cash on signing (received);

•

Pay $3,000 cash and incur cumulative exploration expenditures of $50,000 by 27 October 2004;

•

Pay $3,000 cash and incur cumulative exploration expenditures of $200,000 by 27 October 2005; and

•

Pay $4,000 cash and incur cumulative exploration expenditures of $500,000 by 27 October 2006.

Fronteer will be the operator of the program during the earn-in period.  In the event that Fronteer fails to meet its obligations, Fronteer shall forfeit all interest in the Longtom Property.

This Letter of Intent was finalized during the period ended 31 August 2004 and was approved by TSX Venture Exchange.

Longtom Property Target 1, Northwest Territories

During the nine month period ended 31 August 2003, the Company acquired a 50% interest in a 1,781.9 hectare mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000 (Notes ).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

Longtom Property Target 2, Northwest Territories

During the nine month period ended 31 August 2003, the Company entered into an agreement to acquire a 50% interest in a 2,530.8 hectare mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $48,000 (Notes ).  The Company must incur a minimum of $50,000 in exploration expenditures on the property by each of the years ended 31 December 2004 and 2003 to maintain its option to acquire this interest (These minimum expenditure were not made at 31 August 2004).

Harrison Lake Property, British Columbia

During the year ended 30 November 2001, the Company acquired three mineral claims (the “Harrison Lake Property”) located in the New Westminster Mining Division, British Columbia, for cash proceeds of $100,000.  This amount was expensed as incurred.

On 15 February 2002, the Company entered into an agreement with Candorado Operating Company Ltd. (“Candorado”) to sell the Harrison Lake Property for proceeds of 200,000 common shares of Candorado.  The 200,000 common shares were received on 21 January 2003, sold on the same day and the cash proceeds of $16,565 are recorded as recovery of mineral property costs (Note ).

Dixie Lake Property, Ontario

During the year ended 30 November 2003, the Company entered into an agreement with Fronteer Development Group Inc. to acquire a 50% undivided interest in the Dixie Lake Property (the “Dixie Lake Property”) located in the Red Lake belt in Ontario, Canada (Note ).

To acquire the 50% interest in the Dixie Lake Property, the Company must:

i.

Pay $200,000 toward initial exploration expenditures by 2 October 2003 (paid).

ii.

Incur additional aggregate exploration expenditures of not less than $2,000,000 as follows:

•

$200,000 on or before 22 December 2003 (paid);

•

$500,000 on or before 22 September 2004 (paid);

•

$1,100,000 on or before 22 September 2005 ($270,000 paid to 31 August 2004); and

•

$2,000,000 on or before 22 September 2006.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

i.

Pay cash payment of $135,000 and issue 350,000 common shares of the Company as follows:

•

Pay $10,000 (paid) and issue 50,000 common shares (issued and valued at $8,500) of the Company by 22 September 2003 (Note );

•

Pay $25,000 (paid) and issue 100,000 common shares (issued and valued at $17,000) of the Company by 22 September 2004 (Note );

•

Pay $40,000 and issue 100,000 common shares of the Company by 22 September 2005; and

•

Pay $60,000 and issue 100,000 common shares of the Company by 22 September 2006.

i.

Pay additional cash payments related to an existing option agreement on the Dixie Lake Property as follows:

•

$5,000 by 30 March 2004 (paid) (Note );

•

$10,000 by 30 December 2004;

•

$25,000 by 30 December 2005; and

•

$40,000 by 30 December 2006.

The optionor, as operator, of the Dixie Lake Property may bill the Company for the full amount of the estimated exploration expenditures of any program scheduled to be undertaken subject to the initial program on the Dixie Lake Property.  The Company must pay half of such amounts within 10 days of the receipt of related billings and the balance upon completion of the exploration program and receipt of the related billings.

During the nine month period ended 31 August 2004, the Company paid $970,000 to Fronteer related to the estimated exploration expenditures.

Consolidated Jaba Inc. – Providence Claims, Beatty, Nevada

During the year ended 30 November 2003, the Company entered into a non-binding letter of intent (the “Letter of Intent”) to acquire an 80% interest in the Providence project located in Beatty, Nevada, USA.  To acquire the 80% interest, the Company must:

•

Commit to a 1,500 meter drill program by 30 June 2004;

•

Complete US$800,000 in exploration expenditures over the next four years;

•

Issue 650,000 common shares of the Company to the optionor over the next four years subject to regulatory approval; and

•

Complete a bankable feasibility study.

During the year ended 30 November 2003, the Company paid $11,114 related to the due diligence review of the property.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

During the nine month period ended 31 August 2004, the Company abandoned its interest with Consolidated Jaba Inc. on the Providence Claims.

Shabu Lake, Ontario

During the nine month period ended 31 August 2004, the Company entered into an agreement with 130485 Ontario Inc. to acquire a 100% interest, subject 2% net smelter returns royalty, in four contiguous unpatented mineral claims comprising a total of 72 mineral claim units located in Shabu Lake Township, Ontario, Canada (the “Shabu Lake Property”) (Note ).

To acquire the 100% interest in the Shabu Lake Property, the Company must pay total cash payments of $94,500 and issue 100,000 common shares of the Company as follows:

•

Pay $4,500 (paid) and issue 25,000 common shares (not issued) of the Company by 5 May 2004;

•

Pay $8,000 and issue 25,000 common shares of the Company by 1 May 2005;

•

Pay $12,000 and issue 25,000 common shares of the Company by 1 May 2006;

•

Pay $25,000 and issue 25,000 common shares of the Company by 1 May 2007; and

•

Pay $45,000 by 1 May 2008.

The above agreement was approved by TSX Venture Exchange (Note ).

Dent Gold Property, Ontario

During the nine month period ended 31 August 2004, the Company entered into an agreement with 130485 Ontario Inc. to acquire a 100% interest, subject 2% net smelter returns royalty, in nine contiguous unpatented mineral claims comprising a total of 62 mineral claim units located in Goodall and Dent Townships, Ontario, Canada (the “Dent Gold Property”) (Note ).

To acquire the 100% interest in the Dixie Lake Property, the Company must pay total cash payments of $96,000 and issue 100,000 common shares of the Company as follows:

•

Pay $6,000 (paid) and issue 25,000 common shares (not issued) of the Company by 5 May 2004;

•

Pay $8,000 and issue 25,000 common shares of the Company by 1 May 2005;

•

Pay $12,000 and issue 25,000 common shares of the Company by 1 May 2006;

•

Pay $25,000 and issue 25,000 common shares of the Company by 1 May 2007; and

•

Pay $45,000 by 1 May 2008.

The above agreement was approved by TSX Venture Exchange (Note ).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

7.      Title to Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mining properties.  The Company has investigated title to its mineral property and, to the best of its knowledge, title to its property is in good standing.

8.      Reclamation Provision

Costs relating to ongoing site restoration are expensed when incurred.  The Company’s estimate of its ultimate reclamation ability may vary from current estimates due to possible changes in laws, regulations and changes in costs estimated.  The Company will accrue additional liabilities for further reclamation costs when evidence becomes available indicating that its reclamation liability has changed.

9.      Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

10.    Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment (Note ).

As at 31 August 2004, the amount in due to related parties includes $9,750 (31 August 2003 - $21,705, November 2003 - $1,049) payable to a company or companies controlled by a director and shareholder of the Company.

11.    Related Parties Transactions

During the nine month period ended 31 August 2004, the Company entered into the following transactions with related parties:

i.

Paid or accrued office secretarial fees of $26,019 (31 August 2003 - $35,750) to an individual related to a director of the Company.

ii.

Paid or accrued legal fees of $15,902 (31 August 2003 - $10,000) to a company controlled by a corporate secretary and a shareholder of the Company.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

iii.

Paid or accrued consulting fees of $57,528 (31 August 2003 - $64,700) to a company controlled by a director and a shareholder of the Company.

iv.

Paid or accrued management fees of $52,500 (31 August 2003 - $60,950) to a company controlled by a director and a shareholder of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12.    Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares.  Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

i.

On 28 January 2004, the Company issued 2,715,000 units at a price of $0.25 per unit.  Each unit consists of one common share and one-half share purchase warrant which entitles the holder to purchase an additional common share at a price of $0.45 in the first year and $0.55 in the second year up to 28 January 2006.  At 31 August 2004, all of the related share purchase warrants remain outstanding.  All of these common shares were flow-through shares.

ii.

On 28 July 2004, the Company issued 2,940,000 common shares at a price of $0.25 per share.  All of these common shares were flow-through shares.

iii.

On 28 July 2004, the Company issued 24,376 common shares at a price of $0.25 per share and 426,000 warrants which entitles the holder to purchase an additional common share at a price of $0.30 up to 28 July 2005 for financing fees (Note ).  At 31 August 2004, all of the related warrants remain outstanding.

iv.

During the nine month period ended 31 August 2004, the Company issued 551,000 common shares at a price of $0.15 per share upon the exercise of previously outstanding share options.  As at 31 August 2004, 94,500 share options remain outstanding.

v.

During the nine month period ended 31 August 2004, the Company issued 40,000 common shares at a price of $0.14 per share upon the exercise of previously outstanding share options.  As at 31 August 2004, 20,000 share options remain outstanding.

         During the nine month period ended 31 August 2004, the Company issued 1,075,000 common shares.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

vi.

at a price of $0.14 per share upon the exercise of previously outstanding share purchase warrants.  As at 31 August 2004, no warrants remain outstanding.

vii.

During the nine month period ended 31 August 2004, the Company issued 699,200 common shares at a price of $0.25 per share upon the exercise of previously outstanding share purchase warrants.  During the nine month period ended 31 August 2004, 800 remaining outstanding warrants expired and none remain outstanding at 31 August 2004.

viii.

During the nine month period ended 31 August 2004, the Company issued 571,000 common shares at a price of $0.30 per share upon the exercise of previously outstanding share purchase warrants.  During the nine month period ended 31 August 2004, 2,929,000 remaining outstanding warrants expired and none remain outstanding at 31 August 2004.

ix.

During the nine month period ended 31 August 2004, the Company issued 400,000 common shares at a price of $0.28 per share upon the exercise of previously outstanding share purchase warrants.  During the nine month period ended 31 August 2004, 440,000 remaining outstanding warrants expired and none remain outstanding at 31 August 2004.

x.

During the nine month period ended 31 August 2004, the Company issued 395,333 common shares at a price of $0.20 per share upon the exercise of previously outstanding share purchase warrants.  As at 31 August 2004, 937,667 share purchase warrants remain outstanding.

xi.

During the nine month period ended 31 August 2004, the Company returned to treasury and cancelled 80,000 common shares issued in error.

Escrowed shares

A total of 137,978 common shares held in escrow were cancelled during the nine month period ended 31 August 2003.

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase shares of the Company.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

The following incentive stock options were outstanding at 31 August 2004:

	Exercise price	Number of shares	Remaining contractual life (years)
	$
Options	0.15	94,500	0.09
	0.20	400,000	1.24
	0.20	1,499,782	1.24
	0.14	20,000	1.35
	0.14	62,808	2.10
	0.15	55,000	2.84
		2,132,090

The following is a summary of stock based compensation activities during the nine month periods ended 31 August 2004 and 2003:

	Number of shares	Weighted average exercise price
Outstanding and exercisable at 1 December 2002	1,322,616	0.15

Granted	-
Exercised	(353,808)	0.15
Forfeited	-

Outstanding and exercisable at 31 August 2003	968,808	0.15

Weighted average fair value of options granted during the period		-

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

Outstanding and exercisable at 1 December 2003	2,723,090	0.19

Granted	-
Exercised	(591,000)	0.15
Forfeited	-

Outstanding and exercisable at 31 August 2004	2,132,090	0.19

Weighted average fair value of options granted during the period		-

Warrants

The following share purchase warrants were outstanding at 31 August 2004:

	Exercise price	Number of shares	Remaining contractual life (years)
	$
Warrants	0.30	426,000	0.91
Warrants	0.20	937,667	1.20
	0.45 Year 1, 0.55 Year 2	1,357,500	1.41

		2,721,167

13.    Stock Based Compensation

During the year ended 30 November 2003, the Company granted 799,782 stock options to employees and directors.  The estimated fair value of these options was $0.1167 per share for a total of $93,335.  This amount has been expensed as stock based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

Included in stock options granted during the year ended 30 November 2003 are 1,100,000 stock options issued to consultants.  Total stock based compensation for stock options granted to consultants recognized during the year was $128,330 which has been recorded in the statement of operations as stock based compensation with a corresponding amount recorded as contributed surplus in shareholders’ equity.  The weighted average fair value of these stock options granted during the year ended 30 November 2003 was $0.1167 per share.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

2003

Risk free interest rate	1.65%
Expected life	2 years
Annualized volatility	88%
Expected dividends	-

14.    Commitments

On 1 December 2000, the Company entered into a contract for management services with a company controlled by a director and shareholder of the Company requiring the payment of $5,000 per month.

On 17 February 2003, the Company entered into a contract for investor relations services with a company requiring the payment of US$2,500 per month.

On 14 July 2003, the Company entered into a contract for investor relations services with an individual requiring the payment of $4,000 per month.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note ).

15.    Income Taxes

During the nine month period ended 31 August 2004, the Company issued 5,655,000 common shares (31 August 2003 - 680,000, 30 November 2003 - 1,346,667) on flow-through basis for gross proceeds of $1,413,750 (31 August 2003 - $170,000, 30 November 2003 - $270,000).  The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.

As at 30 November 2003, the Company had total net operating losses and mineral property expenditures of approximately $1,636,039 and $2,416,726 respectively.  The right to claim the net operating loss carryforwards will expire at various dates through to the taxation year ending 30 November 2010.  The cumulative exploration expenditures can be carried forward indefinitely.  Because of the uncertainty regarding the Company’s ability to utilize the tax assets in future years, an allowance equal to the full amount has been provided.  Consequently, the income tax benefits resulting from the utilization of these tax assets will be recognized in the year in which they are realized for tax purposes.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

16.    Contingency

In 2001, the Company was named a defendant in a lawsuit filed by a former supplier for payment of a purported invoice in the amount of $24,000 and an alleged stock option to purchase 100,000 common shares of the Company at a price of $0.10 per share.  In the opinion of management, this claim is without merit and the Company will be successful in its defence of this claim.  A total of $24,000 related to this amount was accrued in the financial statements during the year ended 30 November 2001 and is included in accounts payable at 31 August 2004 and 2003.  The alleged stock options have not been reflected in these financial statements or notes.

17.    Financial Instruments

The Company’s financial instruments consist of cash, amounts receivable and accounts payable.  Management has determined that the carrying value of the financial instruments approximate fair value due to their short-term nature.

18.    Supplemental Disclosures with Respect to Cash Flows

	Cumulative amounts from inception to 31 August 2004	31 August 2004	31 August 2003
	$	$	$
Cash paid during the period for interest	7,545	3,751	691
Cash paid during the period for income taxes	-	-	-

During the nine month period ended 31 August 2004, the Company issued 24,376 common shares valued at $6,094 for financing fees.

During the year ended 30 November 2003, the Company issued 450,000 common shares valued at $112,500 for the acquisition of the mineral property interests (Note ).

During the nine month period ended 31 August 2003, the Company issued 400,000 common shares valued at $104,000 for the acquisition of the mineral property interests (Note ).

During the nine month period ended 31 August 2003, the Company issued 100,000 common shares valued at $23,000 for financing fees.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

On 21 January 2003, the Company sold its interest in the Harrison Lake Property to Candorado for proceeds of 200,000 shares of Candorado valued at $16,565.  These shares were sold for proceeds of $16,565 on the same date (Note ).

19.    Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

20.    Subsequent Events

The following events occurred subsequent to 31 August 2004:

i.

The Company paid $25,000 and issued 100,000 common shares (valued at $17,000) to Fronteer Development in accordance with the Dixie Lake Property option agreement (Note ).

ii.

The Company paid $5,000 in accordance with the Dixie Lake Property option agreement (Note ).

iii.

TSX Venture Exchange has accepted for filing documentation pursuant to which the Company may acquire a 100% interest in 72 mineral claims located in the Shabu Lake Township, Ontario.  Total consideration for the acquisition will result in an aggregate of $94,500 cash being spent by 31 March 2008 along with the issuance of 100,000 common shares of the Company at a deemed price of $0.26, being issued before 15 October 2007 (Note ).

iv.

TSX Venture Exchange has accepted for filing documentation pursuant to which the Company may acquire a 100% interest in 62 mineral claims located in the Goodall and Dent Townships, Ontario.  Total consideration for the acquisition will result in an aggregate of $96,000 cash being spent by 31 March 2008 along with the issuance of 100,000 common shares of the Company at a deemed price of $0.26, being issued before 15 October 2007 (Note ).

i.

The Company issued 2,967,926 units at a price of $0.27 per unit.  Each unit consists of one common share and one-half share purchase warrant which entitles the holder to purchase an additional common share of the Company at a price of $0.40 for a period of 18 months.  All of these common shares were flow-through shares.

i.

The Company issued additional 269,500 common shares for total cash proceeds of $49,175.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

21.    Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States of America (“United States GAAP”)

i.

Stock based compensation

Under Canadian GAAP, the Company has recorded stock based compensation expense of $Nil for each of the nine month periods ended 31 August 2004 and 2003.

Under United States GAAP, the Company measures its employee stock based awards using the fair value method as prescribed under SFAS No. 123 “Accounting for Stock Based Compensation” and SFAS No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure”, an amendment to SFAS No. 123.

Under United States GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model.  In determining the fair value of these employee stock options, the following assumptions were used.

	2003	2002	2001

Risk free interest rate	1.65%	2.97%	6.61%
Expected life	2 years	3 years	5 years
Expected volatility	88%	71%	126%
Expected dividends	-	-	-

Under United States GAAP, the Company has recorded expenses related to stock options granted of $Nil for each of the nine month periods ended 31 August 2004 and 2003.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

The following is a summary of the status of stock options outstanding at 31 August 2004:

Outstanding options			Exercisable options
Exercise price	Number of shares	Remaining contractual life (years)	Number of shares	Exercise price
$				$
0.15	94,500	0.09	94,500	0.15
0.20	400,000	1.24	400,000	0.20
0.20	1,499,782	1.24	1,499,782	0.20
0.14	20,000	1.35	20,000	0.14
0.14	62,808	2.10	62,808	0.14
0.15	55,000	2.84	55,000	0.15

The following is a summary of stock based compensation activities during each of the nine month periods ended 31 August 2004 and 2003:

	Number of shares	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2002	1,322,616	0.15

Granted	-
Exercised	(353,808)	0.15
Forfeited	-

Outstanding and exercisable at 31 August 2003	968,808	0.15

Weighted average fair value of options granted during the period		-

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

Outstanding and exercisable at 1 December 2003	2,723,090	0.19

Granted	-
Exercised	(591,000)	0.15
Forfeited	-

Outstanding and exercisable at 31 August 2004	2,132,090	0.19

Weighted average fair value of options granted during the period		-

ii.

Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the period.  For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued and stock options and warrants exercised at the date of grant.

For United States reporting purposes, in February 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 128, “Earnings per share.”  Under SFAS No. 128, diluted earnings per share, takes into consideration the weighted average number of shares outstanding during the period and potentially dilutive common shares.  For each of the nine month periods ended 31 August 2004 and 2003, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for each of the nine month periods ended 31 August 2004 and 2003 were 25,420,052 and 14,456,455 respectively.  The calculation of diluted earnings per share for each of the nine month periods ended 31 August 2004 and 2003 proved to be anti-dilutive.

There is no difference between the weighted average number of shares used under Canadian and United States GAAP.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

Basic loss per share is computed as follows:

	For the nine month period ended 31 August 2004	For the nine month period ended 31 August 2003
Numerator:
Numerator for net loss per share ($)	(1,499,970)	(1,352,747)
Denominator:
Weighted average shares outstanding	25,420,052	14,456,455

Net loss per share – basic ($)	(0.06)	(0.09)

iii.

Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and displaying of comprehensive income and its components (revenues, expenses, gains, and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss for the period and comprehensive loss.

iv.

Mineral property and deferred exploration costs

Under United States GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible.  Expenditures for mine development are capitalized when the property is determined to have economically recoverable proven reserves but is not yet producing at a commercial level.  Prior to commencing commercial production, revenues relating to development ore, net of mining costs associated with its production, are offset against mine development costs.  Mine development costs incurred to access reserves on producing mines are also capitalized.  Capitalization of all exploration, development, and acquisition costs commences once the Company identifies proven and probable reserves that relate to specific properties.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

The mining property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project and its eventual disposition are less than the carrying amount of the mining property, an impairment is recognized based upon the estimated fair value of the mining property.  Fair value generally is based on the present value of estimated future net cash flows for the mining property, calculated using estimates of proven and probable mining reserves, future prices, operating costs, capital requirements and reclamation costs.

The Company has no determinable proven or probable mineral property reserves at this time.

v.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vi.

Concentration of credit risk

The Company is exposed to credit losses in the event of non-performance by the counter-parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations.  The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counter-parties.

vii.

Income taxes

Income taxes are calculated in accordance with the provision set forth in SFAS No. 109, “Accounting for Income Taxes.”  Under SFAS No. 109, deferred income taxes are determined using an asset and liability approach.  This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities and gives immediate effect to changes in income tax laws.

Temporary differences giving rise to deferred tax assets consist primarily of the excess of amortization for accounting purposes over the amount for tax purposes.

The Company has fully reserved the tax benefits of these amounts because the likelihood of realization of the tax benefits cannot be determined.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

viii.

Canadian flow-through shares

Flow-through shares are typically issued by small Canadian Exploration Stage Companies.  The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer.  The issuer explicitly renounces the right to claim these deductions.  The investor’s tax basis is reduced by the amount of deductions taken.

Under the Canadian GAAP, when the flow-through shares are issued they are recorded at their face value. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors.  The tax effect of the temporary difference is recorded as a reduction in share capital.  This standard is consistent with the accounting previously adopted for United States GAAP purposes by issuers of flow-through shares.

However, current practice under SFAS No. 109 directs that when flow-through shares are issued the proceeds should be allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

On 21 May 2003, the Company issued 680,000 common shares on a flow-through basis for $0.25 per share on total proceeds of $170,000.  As at 31 August 2004, all of this amount had been renounced to the respective investors during the nine month period ended 31 August 2004.

On 13 November 2003, the Company issued 666,667 common shares on a flow-through basis for $0.15 per share on total proceeds of $100,000.  As at 31 August 2004, all of this amount had been renounced to the respective investors during the nine month period ended 31 August 2004.

On 28 January 2004, the Company issued 2,715,000 common shares on a flow-through basis for $0.25 per share on total proceeds of $678,750.  As at 31 August 2004, all of this amount had been renounced to the respective investors during the nine month period ended 31 August 2004.

On 28 July 2004, the Company issued 2,940,000 common shares on a flow-through basis for $0.25 per share on total proceeds of $735,000.  As at 31 August 2004, all of this amount had been renounced to the respective investors during the nine month period ended 31 August 2004.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

The impact of the SFAS No. 109 on the attached financial statements as at 31 August 2004 is to increase current liabilities by $Nil (31 August 2003 - $Nil, 30 November 2003 - $13,600), to increase deferred tax liability by $Nil (31 August 2003 - $54,000, 30 November 2003 - $54,000), to reduce equity by $Nil (31 August 2003 - $54,000, 30 November 2003 - $67,600) and to increase net loss by $384,421 (31 August 2003 - $Nil).

The impact of the above differences between Canadian and United States GAAP on the balance sheet items as reported, is as follows:

	31 August 2004		31 August 2003		30 November 2003
	Balance as reported	Balance as per United States reporting requirements	Balance as reported	Balance as per United States reporting requirements	Balance as reported	Balance as per United States reporting requirements
	$	$	$	$	$	$

Current assets	789,155	789,155	570,352	570,352	427,248	427,248
Property, plant and equipment	13,267	13,267	17,422	17,422	15,679	15,679

	802,422	802,422	587,774	587,774	442,927	442,927

Current liabilities	124,289	124,289	13,196	13,196	217,036	230,636
Long-term liabilities	-	-	-	54,000	-	54,000
Due to related parties	9,750	9,750	21,705	21,705	1,049	1,049
Shareholders’ equity	668,383	668,383	552,873	498,873	224,842	157,242

	802,422	802,422	587,774	587,774	442,927	442,927

There are no differences between Canadian GAAP and United States GAAP related to mineral properties and other expenditures.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2004

The impact of the above differences between Canadian and United States GAAP on the loss for the period are as follows:

	For the three month period ended 31 August 2004	For the three month period ended 31 August 2003	For the nine month period ended 31 August 2004	For the nine month period ended 31 August 2003
	$	$	$	$

Net loss for the period, as reported	(450,527)	(702,969)	(1,115,549)	(1,352,747)
Less:
Deferred income tax expense related to flow-through shares	(189,315)	-	(384,421)	-

Net loss for the period in accordance with United States generally accepted accounting principles	(639,842)	(702,969)	(1,499,970)	(1,352,747)

Basic loss per share in accordance with United States generally accepted accounting principles	(0.02)	(0.04)	(0.06)	(0.09)

There are no differences between Canadian GAAP and United States GAAP on the statements of cash flows.

MANAGEMENT DISCUSSION

NATURE OF BUSINESS AND LIQUIDITY

Alberta Star Development Corp.’s principal business is the acquisition, exploration and development of resource properties.  The Company’s principal mineral property assets are an interest in the Dixie Lake Gold Project, the Shabu Lake property and the Dent Gold property located in Ontario and an interest in the Longtom Property located about 350 kilometres north-northwest of Yellowknife, Northwest Territories.  As the Company’s properties are all in the exploration stage, Alberta Star has no current operating income or cash flow.

At August 31, 2004, Alberta Star held assets of $802,422 including cash of $710,284 and receivables of $78,871.  Liabilities totalled $134,039 and consisted of accounts payable and accrued liabilities of $124,289 and $9,750 due to related parties.

RESULTS OF OPERATIONS

Alberta Star incurred a net loss of $1,115,549 for the nine-month period ended August 31, 2004 as compared to a loss of $1,352,747 for the comparative period in 2003. The decrease in net loss in the current fiscal year is primarily due to future income tax recovery of $525,521 recorded in the current fiscal year.  Mineral property expenses increased to $1,155,453 (2003 - $872,804) in the nine-month period ended August 31, 2004, primarily due to exploration costs associated with the Dixie Lake Gold Project.   General and administrative costs during the comparative periods were similar.

During the period, Alberta Star spent a total of $963,577 on mineral property acquisition costs, $196,876 on exploration expenses, $103,358 on advertising and promotion, $84,093 on legal and accounting fees, $57,528 on consulting fees and $52,500 on management fees.

MANAGEMENT

Alberta Star's Board of Directors consists of Tim Coupland, Lenic Rodriguez and Michael Bogin.  Mr. Coupland acts as President and Chief Executive Officer.

During the nine-month period ended August 31, 2004, the Company paid or accrued management and consulting fees of $110,028 to private companies owned by Tim Coupland.  The Company also paid or accrued secretarial fees of $26,019 to Mr. Coupland’s spouse.

INVESTOR RELATIONS

During the period, National Media Associates of Los Angeles, California continued to provide media awareness programs on the Company’s behalf.  Headed by Mr. George Duggan and Mr. Michael Baybak, National Media Associates is a long-term media-relations specialist in the natural resource and gold exploration sectors.

The Company pays National Media Associates a monthly fee of US$2,500 and will grant it 200,000 incentive stock options exercisable at a price of $0.22 each for a period of three years.

The Company also continues to retain Mr. Allan Feldman to provide investor relations services for $4,000 per month and 100,000 stock options exercisable at $0.22 each for a period of three years.  The options vest in stages over a period of 12 months.

SECURITY ISSUANCES

During the nine-month period ended August 31, 2004, the Company has issued the following securities:

a)

2,715,000 units at $0.25 each on January 28, 2004.  Each unit consists of one common share and one-half share purchase warrant, with each full warrant entitling the holder to purchase an additional common share for $0.45 during the first year of the warrant and for $0.55 thereafter;

b)

2,940,000 flow-through common shares at $0.25 each on July 28, 2004;

c)

24,376 common shares at $0.25 each and 426,000 warrants on July 28, 2004.  Each warrant entitles the holder to purchase an additional common share for $0.30 until July 28, 2005.  These securities were issued as compensation to brokerage firms as a financing fee.

d)

551,000 common shares at $0.15 each upon the exercise of stock options;

e)

40,000 common shares at $0.14 each upon the exercise of stock options;

f)

1,075,000 common shares at $0.14 each upon the exercise of share purchase warrants;

g)

699,200 common shares at $0.25 each upon the exercise of share purchase warrants;

h)

571,000 common shares at $0.30 each upon the exercise of share purchase warrants;

i)

400,000 common shares at $0.28 each upon the exercise of share purchase warrants; and

j)

395,333 common shares at $0.20 each upon the exercise of share purchase warrants.